Exhibit 99.4

Press Conference

PRESS Conference

Q3 FY 2017 RESULTS

January 13, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Chief Delivery Officer; Deputy COO

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

ANALYSTS

Narayankar

Press Trust of India

Archana

Reuters News

Varun Sood

MINT

Venkatesh

Business Line

Adith Charlie

CNBC TV-18

Rahul

ET Now

Speaker

Good Afternoon ladies and gentlemen and welcome to the Q3 Press Conference at Infosys. We will now start the press conference with opening remarks from Dr. Vishal Sikka followed by questions from our friends from the print media first after which the TV channels will ask the questions. Over to you, sir.

Vishal Sikka

We will start with the Q&A.

Speaker

We will not be having opening commentary. We will start with the Q&A.

Participant

Hi, Vishal sir. So, basically last time we were here you said that you will reserve your comments for 8th of November. Now, the unexpected has happened. Is there any contingency plans, in case that whatever he has said that and he means that. So, is there any contingency plan? Second thing you talked about automation in your New Year message to your employees. So, does that mean that you are reducing the employee count or any which way you are hiring less? And what is the plans of Infosys on the hike, incremental front on the hike?

Vishal Sikka

On the hike.

Participant

Salary hike.

Vishal Sikka

On the US election, we believe that given the background of the President-Elect, given his career as an innovator and entrepreneur, businessman, we expect that the administration will be a business friendly administration, entrepreneurial innovation driven administration. Our long-term focus is to ensure that we continue to be innovative, we deliver based on what our clients need. On the Visa front, we expect that there will be changes in the policies. The administration starts next week and it is too early to tell depending on the nature of the policies that are adopted, we will have to address and we will as we learn more. In terms of the automation, that is one of the key drivers of our strategy and we continue to make very solid progress on that. I am really happy with the results that we have achieved on this front in the last quarter. We did around 2,700 people, we freed because of automation. This is not the same as eliminating the job, this is eliminating people worth of equivalent jobs. One of the effects that it has had is that it has slowed down the number of people that we have added. As Ranga mentioned this in the morning, that we have added something like 5,700 people in the first nine months of this year compared to more than 17,000 in the first nine months of last financial year. So as I have said before, we should expect that we will continue to increase in our size but the rate at which the size increases will slowdown.

Participant

Last time you also talked about virtual global delivery system as well. So, how is the progress going on? Might be it can help in addressing the needs when it comes to H1 needs of the IT companies?

Vishal Sikka

That is a technology. If you look at this room, we have a huge screen here and we can actually do a large-scale video conference from this room. Similarly, immersive, next generation collaboration technology can really have a significant impact in how a global workforce can come together and that is an integral part of our strategy to become less dependent on visas over time and become more local in our approach. Ravi maybe you want to talk about VGDM and overall the local Visa situation?

Ravi Kumar S.

Yes. The legislation process is going to take time. In spite of that, or irrespective of that, we continue to keep a focus on local hiring and we have been doing that for many quarters now. We only supplement capabilities which are needed in addition to what we hire locally. Our primary going in position has been that we will hire locally there. So that will continue, we will strengthen it, we will make more investments, that is one part of the story. The second part of the story is there are services which could have better off shoring, that will continue leveraging the investments you spoke about on technology which can make the onsite offshore Global Delivery Model far more effective. The technology has evolved so well over the last so many years that we could actually leverage it better. So, that is the second part of our process.

The third is looking at better methodologies to execute programs which will help us to have lesser people, more software that is a part of our overall story, part of our overall way of changing our paradigm from just people to software plus people model. That will help us and automation is one of them. Automation leads to actually make the business less people dependent. So, all of them put together comprehensively should support our business model.

Narayankar

This is Narayankar from Press Trust of India. This question is for Vishal Sikka. I have browsed through the numbers chart. The Company has further lowered guidance, surprisingly the Company has registered minus 66 employment addition. If you look at the Q3 performance the top-line is slightly below or more or less in line with expectation, so nothing large to cheer about. So what it indicates is that the company is not operating at peak efficiency. Amidst all this, there are disappointing reports of existence of two power center, that is Narayana Murthy and yourself. There is also appointment of Punita Sinha controversy secondly, promoter being unhappy with compensation offered to you and the Rajiv Bansal controversy, etc., etc. Even the analysts are not enthusiastic about the company achieving $20 bn target in next three year despite it has reached the milestone of $10 bn so far. So, Mr. Sikka the picture looks gloomy. So, considering all these facts, what is your counter coming to your all the points which I have raised.

Vishal Sikka

First of all, I have to thank you for bringing a hat into this room. That is an incredibly cool hat sir and you have the distinction of being the only person in the hat with a hat in this room. I was wondering who it was? I was asking Pravin and Ranga and now you have asked your question. I understand that all of you have a lot of interest in these kind of questions and we have repeated answered these and around this fictional power center and all of these other issues that you have raised so. I am not going to raise that until another time.

On the guidance perhaps Ranga you want to answer the question on the guidance?

M.D. Ranganath

Yes. I think I just want to correct that, we have not reduced the guidance. If you look the last quarter when typically one more quarter is left, what we have done is that in October we had indicated constant currency guidance of 8% to 9%, that 8% to 9% assume certain growth rate in Q3 which was negative 0.6% but since we have done better than negative 0.6% in this quarter, automatically the lower end of the guidance moves up. So, earlier it was 8% to 9% now it is 8.4%, 8% has become 8.4% it has moved up.

Now, the 9% upper end of the guidance, if you look at some of our peers and us, we have always followed a practice that in the last quarter our guidance range cannot be too wide like 1% - 1.5%. As the year progresses, the band of guidance shrink because only one more quarter is left. That is why our guidance band is typically 0.5%. So, important point to note is earlier, guidance at lower end was 8% that has moved up, now we are saying it is 8.4%. In that sense it has moved up. So, I just want to correct that.

Narayankar

One more question it is for Mr. Sikka. The media has been agog with the fears surrounding H1 B issue and it has always been an issue off late, I have been tracking for so long. The companies are fearing the bill passed in the US congress will increase their administrative cost and render H1 beholder jobless as it would eliminate master degree exemption, that is a big worry for most of the IT workforce, so they do not have such qualification. But is there any real cause of worry at all? Will Trump risk losing revenues coming from the Indian IT firms and does the company really require more skilled workers to be sent overseas especially when IT majors are making strides into Cloud, Digital, and Networking?

M.D. Ranganath

Let me address the first part of your question on the regulatory changes. As we have said earlier, the particular bill that you talked about was there one year ago and there are many more bills which have been in the previous administration as well with various proposal. This is again a bill that was in last year July it has come back, re-introduced. So, typically what we have seen so far is that there is a long legislative process that happens Amendments, some changes etc. So finally what is the final adoption that happens on the bill, what kind of proposals will be adopted into law, is uncertain at this stage. We are closely monitoring to see what exactly is the progress there. While we do that even not just now last couple of quarters as well as Ravi was mentioning earlier, we have been hiring locals and we are compliant with whatever the local regulations require us in terms of payment. It is primarily not really driven by regulations the salary is driven by the demand and supply. If you go to Silicon Valley or any other place, if you want to hire some Hadoop expert or some other expert, the market forces determine what is the salary that we need to pay in that area. So we are closely monitoring and we will see how it progresses.

Archana

Hi, this is Archana from Reuters News. So, my question is going back to automation. What do you think the market for automation and digital services look like for Infosys in this year? And do you think the automation in Cloud business is actually cannibalizing the traditional business of Infosys?

Vishal Sikka

I think that automation is a massive opportunity for us for our industry. The opportunity to use AI to bring productivity improvement to our existing services that we deliver is a massive opportunity. In addition there is the opportunity to build new kinds of solutions using AI. When we look at what it does in the first category, the opportunity to build AI based services, AI amplified services, can help us improve our productivity so that we can do more with less for more. The Indian IT services industry is a very large industry now. We have more than 3.5 mn people that we employ n all of that. But at the same time, we serve a relatively small number of businesses. Infosys has around a thousand clients, other companies are all in the similar range. Whereas I was at SAP in our products, we used to have tens of thousands of customers. So I think that AI driven productivity improvement can help us expand our customer base and can help us achieve more productivity. If we are too late to this automation adoption then you are right, it can have a disruptive impact on our industry. However because a lot of the jobs that we do in BPO for example in L1 and L2 support in IT operations, these jobs can increasingly be done with more and more automation. So I think that if we are not fast enough to embrace this and bring it to our work, then we risk cannibalizing this. However, I believe it is still early and the opportunity to grow with automation in IT operation and in IT services is a huge opportunity. Similarly, the unprecedented new opportunity of building new kinds of applications using AI is a huge one. This is why I am particularly proud that in Q3 again, Mana had a doubling of customer adoption quarter-on-quarter. Both in the Mana for IT services as well as in building new business solutions, what Sandeep calls ‘Mana for business’, in both those areas we have strong growth.

Participant

One question here Vishal. In the revenues from project type, fixed price project revenues have been increasing by whopping numbers both on quarter-on-quarter basis as well as when it comes to last 12 months’ number, while as the time and material numbers have been reducing by the similar margin. Is there any strategy behind that or is it just by coincidence that it is happening?

Vishal Sikka

No, we are working on this in a focused way. Ravi and Pravin and our delivery team a lot of leaders are here. We have a dedicated focus on increasing our fixed price presence and improving the margin in fixed price projects. The reason for that is obviously once it is a fixed price project then our opportunity to bring automation-led innovation and improvements to that project becomes significantly easier and has less of a cannibalizing effect. In T&M projects, we have introduce automation as an additional thing because otherwise you would end up lowering the amount of effort and so forth. Therefore, we have Ravi has a dedicated focus on bringing more conversion from T&M to fixed price and you are seeing the results of that. Ravi, you want to anything to it?

Ravi Kumar S.

As Vishal said, we have a focused effort to improve margins on fixed price programs as well as increase the ratio of fixed price deals. There are also some service lines which are amenable for large fixed price contracts like infrastructure services, application development and maintenance, enterprise application package, transformational work. If you would have noticed, our infrastructure business grew by 20% year-on-year and that is a phenomenal thing because there a lot of customers are actually migrating workloads to the Cloud. So by design we are focusing on improving fixed price ratios and then the services which are more amenable for fixed price deals, we are actually focusing on growing them. So it is by design, it is not by chance.

Varun Sood

Hi, Vishal. Varun Sood from MINT here, behind you. A couple of questions. Sir, firstly in the first-half of the day at least the management commentary on the quarter gone by seems to have said that because of macroeconomic uncertainty and because of being a seasonally weak quarter this is the growth number which Infosys reported. But yesterday, TCS reported its results and it was better than Infosys. So, my question over here to you is that what are your thoughts on this quarter? Was it poor execution, was it some major ramp downs because if we look at top 5, top 10, top 20 clients, all of them have seen a significant decline. So, were they something just limited to Infosys or is it just the macroeconomic sir?

M.D. Ranganath

Let me take the first part. I just want to correct you Varun. In the morning we never said macroeconomic. In fact what we said today in the morning was told by us as early as August. We have said that there is RBS, there is a decline in that it will impact our revenues from Q3 onwards. We have told way back in August then we reiterated again in October. So we are not blaming macroeconomic environment, we have always been very-very specific why it is going to happen. So even the morning commentary was specific saying that Q3 is typically seasonal, in addition we had this, we quantified that how much it is, and we said how the other pieces look like and in fact, the lower end of the guidance was increased.

Coming back, you were saying, I would like to highlight one point to you. If you look at the other peers that you mentioned, last quarter they the incremented revenue was 12 and we grew 10x more than them. The same logic if you were to use last it would look exactly the opposite, right. So, I think while it is important to look at data, it is important to look at the same time at quarter-to-quarter. What is more reasonable is really to look at the nine months’ performance. If you look at the nine months performance this year as compared to the nine months, we have grown 9.4% in constant currency and 8.3% in reported terms. We believe that even on both we will be pretty much at the higher end of the industry growth in this particular year. We are not the only one to revise guidance this year, several of our peers have done that, NASSCOM has done that. If you look at the relative performance of Infosys this year so far and the relative performance of Infosys last year we are pretty much at the industry growth range. So I think that particular observation of yours is incorrect. So we are not blaming environment, we have been focusing on execution and even in morning whatever we said was clearly focusing on execution.

Varun Sood

So, are you content, are you satisfied with this quarter’s performance sir?

M.D. Ranganath

Well I think just to say that we have said in the morning clearly what we are happy about the performance and we have given what we plan to do, we have talked about margins, we have talked our increasing lower end of the guidance, we have talked about attrition, we have talked about higher operationally efficiency parameters like highest utilization in Q3 which is seasonally weak, we have talked about consistently above 80% utilization and we have all set the expectations. That has been hallmark of our transparency since we got listed in 1993.

Varun Sood

Sir, on Q4 you are factoring in, correct me if I am wrong here. 1.3% sequential growth if you do at best 7.6%. Although the management commentary when asked that how do you look at Q4, you are saying Q4 looks to be a lot better. So, assuming you do 7.6% given the currency at the end of December, you are factoring in 1.3% which will be less than the 1.6% growth in the Q4 of last year considering Q4 is always important because of the exit rate. Is not there a dichotomy because the management is saying Q4 is good yet the numbers are a lot less.

M.D. Ranganath

What we have given is a range, it is the last quarter of the year. We have narrowed the range, all of our peers do that, we have been doing that. What we have said is lower end of the guidance earlier we expected Q3 to be worse so, it is slightly better then what we expected. So lower end goes up from 8% to 8.4%. Now there is band, 8.4% to 8.8% is a band. So our expectation is that we will be somewhere in that band and that anticipate certain growth. Coming back to your question, we are all very-very aware that Q4 growth rate is extremely important as an exit rate, as Vishal was mentioning in earlier calls extremely important to have a good exit rate in Q4 for a solid or reasonable performance if you want to do in FY 2018. If you want to do that then we have to plan for good Q4 but that is something which we have consistent every time. Last year Q4 was 1.6% but if you go one year before it was negative 2.6%, if you go one year before it was minus 1%. One year before it was flat so, Q4 has its certain element. So, we have to plan for it, at the same time focus on execution as Vishal said earlier. I think one should not really mix up the guidance between what we want to do, what we expect to do and our focus on execution and that execution is clear and Q4 is important for us.

Varun Sood

Fair enough, sir. Sir, nine months, you have mentioned 8.4% growth in these nine months.

Vishal Sikka

9.4% constant currency.

Varun Sood

I am looking at dollars, sir. So, fair enough, even at constant currency. It is a little less than say last year assuming if we factor in your guidance at best 7.6% what is the biggest challenge in this whole strategy of new and renew because it is now about 30 months Vishal for you. If I can ask you where is the new in this whole Infosys, if you can start disclosing say some of the numbers from your platforms business or say Aikido, the initiatives which you had initially spelled out. Going beyond the quotes given our in these press releases, if you can quantify some of the numbers say from the new platforms, how much you have got until now.

Vishal Sikka

Thanks Varun, nice beard by the way. I think beyond what Ranga said, when we look at Q3, at the beginning of Q3 we had some of the seasonal headwind around furloughs and in addition we had the RBS ramp down, this is what we were looking at. So RBS alone had an impact of more than 1%. So, when you factor that our performance came in line with what we expected. So I am happy about that. But what I am particularly happy about is the execution along with the strategies of these two dimensions that you have talked about, ‘renew’ as well as ‘new’. When you look at the ‘renew’ dimension, some of the operational efficiency parameters that kicked-in have worked very well like utilization in Q3 was highest in many years and other factors like this. The automation impact on the existing work force was to the tune of 2,650 or so app. 2,700 people equivalent worth of effort savings that we did with automation and that coupled with the utilization and slowdown in the hiring, has produced the operating margins where we exceeded 25.1%. But one of the more pronounced defects of this software-led strategy, innovation-led strategy, automation-led strategy has been that if you look at the pricing decline, we had a 1.1% constant currency pricing decline quarter-on-quarter. Over the course of the first 9 months of the year, it was 1.8% in constant currency and over year-on-year for Q3, it was -2.2% constant currency. So there is a very clear trend downwards as I have been talking about for the last 2 and half years in the price. Despite this downward price, we managed to improve the revenue per employee to $51,900. As you can see there is a huge gap between $ 51,900 and $ 80,000 which is our aspiration. But we are moving in the right direction. On the ‘new’, Mana adoption continued very strongly again, once again we doubled customer adoption in quarter-on-quarter both in terms of the number of deals and the TCV. The Mana, Skava, Edge and Panaya, out of the new category the four software pillars, each one of them had their best ever quarter. On the Digital Services and the Design Services, we continue to make progress. So all the ‘new’ as well as on the new services out of our delivery organization like the mainframe modernization to cloud service where we had huge adoption now. 25 out of our top 50 clients and more than a 100 of total clients are working on projects to move from their mainframe footprint to cloud. Naveen was at the AWS event where he showcased this as a part of the keynote there. So all the new areas are kicking in. In terms of the disclosure of the numbers, we already have that, Ranga will talk about this and one of the things that we are working on and we are thinking about this right now over the course of this quarter and we are considering doing this starting next financial year is to highlight the new areas separately from a revenue disclosure point of view. Ranga you want to add?

M.D. Ranganath

Yes, I think look at Page 3 of 7 in the fact sheet, the second table clearly calls out how much is the products, how much is the platform, how much is the ‘others’ under product platforms and others. It essentially gives out of the total revenue that we earned in a particular quarter, what percentage came from this and there is a quarter-to-quarter movement, year-to-year movement, last 12 months movement. I think all slicing and dicing is there and one could easily assess what is the revenue from the pieces.

Vishal Sikka

Sandeep can maybe say couple of more things.

Sandeep Dadlani

So just very concretely, in the ‘New’ there are some things that are software-led and to quantify this for you, some of the software-led things Mana, Skava, Panaya, Edge has gone up by more than 33% this quarter. Some very unique business use cases have come out this quarter which did not exist in the last quarter. Skava for example was used by a CPG company for a completely new business model. These are difficult to quantify in terms of growth very clearly but we are thinking through how to do that. If you look at the new services which have emerged from our traditional delivery organization, both AWS and Azure and other cloud platforms migration to them, there the pipeline has almost doubled from quarter-to-quarter. If you look at BI renewal space or salesforce.com or other practices that we have built over the past few quarters which Ravi has built, these have exponential growth rate far higher than the company average. So as we think through all these new services Varun, you will see the quantification coming across but at least in this management team's mind, we are very clear that all these are growing much faster than the company average.

Varun Sood

Thank you sir. But Ranga just one clarification here, products platforms, others that have always been there in Infosys even much before Vishal took over which you always used to call it as a part of EdgeVerve. So it is really confusing, you cannot really take this number and say this is Infosys New, right?

M.D. Ranganath

No, you are right. That is what Vishal point precisely was earlier. Today we are for example products platforms and others rapidly grows in this particular period, what are those platforms, are they new platforms, it is a question. I think we plan to make a meaningful disclosure. We have to have a delicate balance between competitive information and at the same time disclosure and we will look at it and do it.

Speaker

It is good that the company has been on acquiring spree. You have added two in $75 mn bucket, but should not you be sharing the impact of acquisitions the company has made, are they really making profits or do you agree. There is one example Panaya I do not how it is pronounced, one of your expensive buys is still loss making firm.

M.D. Ranganath

Well, I think coming to those all the subsidiary standalone performance, we publish on a standalone basis in our annual accounts that is made public every time and at the same time you have to remember that when we acquire a company, we also have certain synergy benefits. What I really mean by synergy benefits is that by leveraging that particular product or a particular service, some of our existing services carry those products which may reflect in the revenues of other units, it may not really be in the standalone. So there are some of these technical elements because if you look at let’s say acquisition X, we look at only the standalone, it will not truly reflect because some of the revenues would have come to Infosys Limited directly because we would have used that product as a legal entity. I think that is one. We always kind of publish on an annual basis what is the progress on a standalone basis of each of those entities and there is also an elaborate assessment that we do every year.

Vishal Sikka

Just to add, Skava, Panaya, Edge and Mana, each of the four areas had their best quarter ever. I do not know if Skava, Panaya and Noah count as an acquisition spree but why not? I will take that spree. They continue to be a very strong part of our strategy and continue to do very well. We are very happy with the execution in these areas. We shared the success stories through these products in our press release earlier today. So that is on acquisition, this is what I am talking about.

Varun Sood

Vishal just one last question, as a part of this ‘New Renew’ strategy 30 months into the job, what has been one of the toughest challenges for you because it is a very clearly articulated strategy. But is the job getting tougher for you because is there a change in this whole cultural mind shift if I can say so that where you most of the engineers have to be asked repeatedly you been writing emails, your leadership team is also trying to make the organization future ready. What is the biggest challenge because we are not really seeing the growth what was expected when you took the job in August 2014? Thank you.

Vishal Sikka

This is a great question Varun. In terms of the challenges in execution of these, first of all you said ‘Renew’ and ‘New’. In the last 30 months some of these products have been around for a long time. Product itself does not mean new and not all services are Renew. There are many services that we have launched in the course of the last 12 months. Some we have launched 2 to 3 months back. Ravi just in the last quarter launched the Digital Factory together between the Digital practice, Consulting and BPO as well as integrated help desk offering. This is our new service. Sandeep mentioned the cloud oriented services which have all come up in the last 6-9 months. These are all new services. Similarly there is a lot of software that is actually not so new. For example Finacle or McCamish, these have been around for quite a while and we constantly renew these. So ‘Renew and New’ is something that is a part of each one of us, is a part of everything that we do. ‘Renew’ is getting better at the things that we have always known about and ‘New’ is about doing things that we never did before. We have to constantly equip our workforce, our organization, our teams to embrace this duality of simultaneously constantly improving everything that we have done before and continuing to get better at it as well as doing new things that we have never did before and getting into this unprecedented, uncharted territories. It is not an easy transformation. The success of any industry over a long period of time creates its own groove and its own gullies which lock us into those pathways. Our own industry has the evidence by the questions around the visas and so forth, this industry has grown around the costs, visas providing a Global Delivery Model-based services and so forth and we need to evolve more and more towards Automation, towards Innovation, towards becoming more creative and more strategic and so on. That kind of an organizational workforce transformation is a very challenging thing. No one ever shares these transformations are easy. They are always difficult but I am really proud of our team, our management team especially and also our team around the world in embracing these ideas. Navin just put together a new machine learning class. We have been training our Infoscions on AI and machine learning areas. We just put together a new one with a much more hands on teaching experience and in the last two weeks close to 500 people have gone through this. Yesterday I had an opportunity to see a poster session that the kids who took this class put together and there were 100 posters made by teams of 2 to 3 people each, by the ones who just took this class in the last 2 weeks and came up with solutions that they were thinking about. So I am really encouraged every time I spent time with our teams in Zero Distance session or in our education areas and so forth, to see the kind of grass roots change that is taking place. It is going to be a very fundamental change away from delivering value based on cost differentials towards getting everything single Infoscion on to become somebody who embraces innovation. That is the big endeavor here and this is not an easy thing and it is going to take time, but it is a lasting change that we are seeking here and I am extremely encouraged by the progress that we are making.

Moderator

We will take one more question.

Venkatesh

Hi, Venkatesh here, Business Line. You are talking about hiring locally and local hires and things. So can you give us a sense on how much it has gone up in the last couple of years since you have taken over?

Ravi Kumar S.

No I do not want to give numbers specifically. But what I want to tell you is our position in all the markets we operate is to look for local talent, that’s the first going in position. Only when we do not find skills, we depend on the visa program. That has been our principle in the past and that is going to be our principle for the future. We will extend and make more investment in our major markets like the United States. The second, we will continue to build local centers across the world wherever we can house hubs of talent, where our clients are located, where our employees are located and then create a continued extended training opportunity so that we could even hire adjacent skills and convert them to skills we need. More importantly, we also looking at how to optimize the need to have more onsite talent. That is very important because as you continue to strengthen the onsite-offshore model, you just want to look at advanced technologies as Vishal spoke about earlier, automation to release people not just offshore but release people onsite. So, all of that will continue to remain a part of the process.

Adith Charlie

This is Adith Charlie from CNBC-TV18. Sir one last question. Vishal, if you could just quantify how client spends look like this part of the year and how it compares to say same time last year? Is there an upward bias and what do you say that the demand environment is better than say last year same time?

Vishal Sikka

I do not see any particular slowdown or anything but there is not any particular discernable change compared to a year ago. Like I said again in the US with the new administration coming in, we expect that there is going to be a more business friendly, more innovation friendly atmosphere. So perhaps there will be opportunities to grow, for example in Mohit's area in Banking and Financial Services, we expect that the buyers will be more towards innovation and next generation technologies and so forth. Perhaps somewhat less so towards regulatory and this kind of compliance-oriented spending. But otherwise there is no particular meaningful change in behavior to be talked about.

Rahul

This is Rahul from ET Now. Vishal in September last year, you described GST roll out as one hell of a challenge. While the political logjam really continues, where do you things stand now and would you be able to roll it out as the April 1st deadline is intact? Your thoughts on that? Thank you.

Pravin Rao

We have divided the project into multiple phases. The first phase has been delivered where users have started registering. We are working very closely with the GST and on the timeline. Right now we do not know what the exact go-live date is but whenever go-live date is we should be able to deliver on that.

Moderator

Thank you everyone.